Bank Pembangunan

Bank Pembangunan Malaysia Berhad (16562-K)
Menara Bank Pembangunan, Bandar Wawasan,
1016, Jalan Sultan Ismail,
Peti Surat 10788, 50724 Kuala Lumpur
Telefon : 603 2611 3888
Faksimili : 603 2698 5701
Laman Web : www.bankpembangunan.com

Our Reference : HTEC:2006(23200)/3

PRIVATE & CONFIDENTIAL

0 5 NOV 2009

Managing Director
PLANT BIOFUELS CORPORATION SDN BHD
31C-3, Kelana Mall
Jalan SS 6/12
47301 Petaling Jaya
Selangor Darul Ehsan.

(Attn : Dato' Ahmad Faizal Dato' Wira Jaafar) By post / fax: 03-78805187

Dear Sir,

PLANT BIOFUELS CORPORATION SDN BHD ("PBCSB")
I) RM3.0 MILLION TERM LOAN (1) FACILITY
II) RM56.0 MILLION TERM LOAN (2) FACILITY
III) RM10.0 MILLION REVOLVING CREDIT FACILITY
- EXTENSION OF THE AVAILABILITY PERIOD, THE GRACE PERIOD, AND THE TENURE

We refer to your letters dated 15 July 2009 and 3 September 2009 regarding the above matter.

Kindly be informed that Bank Pembangunan Malaysia Berhad ("BPMB") has agreed to amend the following clause of the Letter of Offer dated 8 March 2007 as follows: -

Clause 7 -	**TENURE**	:	**TL 1 and TL 2** The tenure for TL 1 and TL 2 is extended from six (6) years inclusive of two (2) years grace period to seven (7) years inclusive three (3) years grace period.
Clause 8 -	**GRACE PERIOD**	:	**TL 1 and TL 2** The grace period for TL 1 and TL 2 is extended from twenty-four (24) months to thirty-six (36) months from the date of the first drawdown.

Clause 9 -	**AVAILABILITY PERIOD**	:	**TL 2** The Availability Period is extended from 9/10/2009 to 8/10/2010. **RC** The Availability Period is extended from 6/12/2009 to 5/12/2010.
Clause 14 -	**PRINCIPAL REPAYMENT**	:	**TL 1 and TL 2** The principle of the TL 1 and TL 2 Facility shall be repaid monthly commencing on the 37th month from the date of first drawdown of TL 1 or TL 2 Facility, whichever is earlier in forty eight (48) equal instalments.

Please take note that apart from the abovementioned changes, all other terms and conditions as stipulated in the Letter of Offer dated 8 March 2007, the Letters of Changes dated 25 July 2007 and 25 October 2007 and Facilities Agreement dated 10 October 2007 shall remain unchanged and shall have full force and effect. The Letter of Changes shall be read and construed as part of the above said documents.

Kindly forward to us a certified copy of PBCSB's Board of Directors' resolution and duly executed Form of Acceptance by PBCSB and its guarantors on the duplicate of this letter accepting the abovementioned changes together with a fee of **RM5,000.00** (Ringgit Malaysia : Five Thousand) payable to Bank Pembangunan Malaysia Berhad within fourteen (14) days from the date hereof.

Please be informed that this letter is to supercede our letter dated 22 October 2009.

Thank you.

Yours faithfully,

(ZAKARIA SAAD)
Vice President / Head
Business Development & Advisory

(JAMALUDDIN NOR MOHAMAD)
Chief Operating Officer

c.c Loan Accounting-BPMB

FORM OF ACCEPTANCE

We, **PLANT BIOFUELS CORPORATION SDN BHD (625499-X),** hereby accept this Letter of Changes dated 05 NOV 2009 and agreed with all the terms and conditions therein. This Letter of Changes shall be read and construed as part of the Letter of Offer dated 8 March 2007, the Letters of Changes dated 25 July 2007 and 25 October 2007 and the Facilities Agreement dated 10 October 2007.

SIGNATURE : ....

NAME : MR TAN YEE HEAN .... DATO AHMAD FAIZAL

DESIGNATION : DIRECTOR .... EXECUTIVE CHAIRMAN

DATE : 18/11/2009

COMPANY STAMP : Plant Biofuels Corpn. Sdn. Bhd. ★ 625499-X

ACKNOWLEDGEMENT AND CONSENT BY GUARANTORS

We, the undersigned:-

(i) **TAN YEE HEAN**
(NRIC : 660326-08-5205)

(ii) **AHMAD FAIZAL BIN JAAFAR**
(NRIC : 670420-01-5763)

being the Guarantors in respect of the Facilities granted by **Bank Pembangunan Malaysia Berhad** (016562-K) to **Plant Biofuels Corporation Sdn Bhd** (625499-X) hereby agree to the terms and conditions stated in its Letter of Changes dated 05 NOV 2009.

We further acknowledge having read the contents of the said Letter of Changes and hereby agree and covenant to be bound by the terms and conditions stipulated herein. For avoidance of doubt, we hereby declare that we shall continue to be bound by the terms, conditions, stipulations and covenants in the Guarantee and Indemnity Agreement by Individuals dated 10 October 2007.

Date : ....

TAN YEE HEAN

AHMAD FAIZAL BIN JAAFAR

NAME : PLANT BIOFUELS SDN BHD

COMPANY STAMP: Plant Biofuels Corpn. Sdn. Bhd. * 625499-X